Interim Financial Information

Flex LNG Ltd.

Fourth Quarter 2025
February 11, 2026

February 11, 2026 - Hamilton, Bermuda
Flex LNG Ltd. ("we", "us", "our", "Flex LNG", or the “Company”) today announced its unaudited financial results for the quarter ended December 31, 2025.

Highlights:
A summary of our financial highlights for the quarter are below:

	Q4 2025	Q3 2025
Vessel operating revenues[1]	$87.5m	$85.7m
Net income	$21.6m	$16.8m
Earnings per share (basic)	$0.40	$0.31

Cash and cash equivalents	$447.6m	$478.7m
Vessels and equipment, net	$2,102.5m	$2,119.2m
Long-term debt	$(1,848.2)m	$(1,874.6)m

Non-GAAP Measures [2]
Time Charter Equivalent rate ("TCE rate")	$70,119	$70,921
Adjusted EBITDA	$61.8m	$61.2m
Adjusted net income	$23.3m	$23.5m
Adjusted earnings per share (basic)	$0.43	$0.43

(1)Vessel operating revenues includes $2.2 million income related to EU Allowances ("EUAs") (Q3 2025: $2.0 million). The EUAs are receivable from our charterers under the time charter contracts for voyages subject to the European Union's Emissions Trading System. An equivalent amount has been recorded under Voyage expenses for the relevant period.
(2)TCE rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures as defined under SEC Regulation G. A reconciliation to the most directly comparable GAAP measure is included at the end of this earnings report.

A summary of key events:

•Declared a dividend of $0.75 per share for the fourth quarter of 2025.
•Achieved a Time Charter Equivalent rate of $70,119 per day for the fourth quarter of 2025.
•Achieved a cash balance of $447.6 million as of December 31, 2025.
•Appointed Marius Foss as the Chief Executive Officer of the Company.

1	Flex LNG Ltd. Fourth Quarter Results 2025

Marius Foss, CEO, commented:
“We are pleased to deliver financial performance for 2025 in line with our guidance. Our Time Charter Equivalent rate for the fleet came in at $71,728/day for the full-year 2025, thus in line with our guidance of $71,000 to 72,000/day. Adjusted EBITDA in 2025 was $251.1 million, slightly ahead of our guidance of ~$250 million. Following extensive refinancing initiatives in 2024 and 2025, we are now realizing tangible benefits. Full-year 2025 interest expenses declined to $92.6 million, down $13 million from 2024, driven by improved loan margins, lower base rates, and proactive management of our revolving credit facilities. Adjusted net income in the fourth quarter was $23.3 million, contributing to FY2025 adjusted net income of $101.1 million, with adjusted EPS of $1.87 per share.

The long-term LNG story remains compelling, and we view 2025 as the start of the third wave of new liquefaction capacity coming online. In 2025, global LNG exports grew by approximately 4% year-on-year, reaching 429 million tons ("MT"). North American projects were a major driver of this growth, with 25% growth year-on-year. Momentum in global project development also picked up, with 70 million tons per annum ("MTPA") of new projects reaching FID during 2025, bringing total capacity under construction to around ~200 MTPA.

The short- to medium-term outlook for LNG shipping is expected to be impacted by deliveries of newbuildings ahead of liquefaction projects coming on stream. We anticipate continued volatility in the spot market over the next 12–18 months. In this period our contract backlog, currently a minimum of 50 years and potentially extending to 75 years if charterers exercise all extension options, provides us with earnings visibility. In 2026 we will remain exposed to a softer spot market for up to three open vessels, including the redelivery of Flex Aurora later in the first quarter of 2026.

Our 2026 financial guidance reflects the current soft market for our spot exposed ships, with wider ranges for TCE, revenues, and adjusted EBITDA. At the same time, we have strengthened our balance sheet to navigate these conditions. We completed three refinancings worth $530 million in 2025, enabling us to release $137 million in net cash proceeds, while at the same time both lowering our interest costs and increasing our debt maturity profile. As a result, we have no debt maturities before 2029, and we closed the year with a robust cash position of $448 million.

We are committed to shareholder return, and the Board has declared an ordinary quarterly dividend of $0.75 per share. This is our eighteenth ordinary quarterly dividend of $0.75 per share; and when adding special dividends, we will have paid out approximately $770 million of dividends to our shareholders since 2021."

Quarterly dividends
On February 10, 2026, the Company’s Board of Directors declared a cash distribution for the fourth quarter of 2025 of $0.75 per share. The distribution will be made from the Company’s Contributed Surplus account, which consists of previously paid in share premium transferred from the Company’s Additional Paid In Capital account. The dividend will be paid on or around March 12, 2026. The record date and ex-dividend date on the New York Stock Exchange ("NYSE") will be February 27, 2026.

2	Flex LNG Ltd. Fourth Quarter Results 2025

Results for the three months ended December 31, 2025
The Company recorded vessel operating revenues of $87.5 million1 for the fourth quarter 2025, compared to $85.7 million in the third quarter 2025. Revenue for the quarter was positively impacted by the increased number of available days of two vessels, Flex Amber and Flex Artemis, which underwent drydockings during the third quarter 2025. This was partially offset by a decrease in revenue generated by Flex Constellation, due to a reduction in the charter hire rate. The TCE rate2 was $70,119 per day for the fourth quarter 2025, compared to $70,921 per day for the third quarter 2025. For the year ended December 31, 2025, the TCE rate2 was $71,728 per day.

Vessel operating expenses were $19.8 million in the fourth quarter 2025, compared to $18.8 million in the third quarter 2025. Operating Expenses ("Opex") per day2 was $16,582 for the fourth quarter 2025, compared to $15,682 for the third quarter 2025. The increase in vessel operating expenses is primarily due to higher auxiliary engine maintenance costs, as a greater number of vessels reached scheduled running hour milestones during the quarter. For the year ended December 31, 2025, the Opex per day2 was $15,780.

The Company recorded a net gain on derivatives of $1.4 million in the fourth quarter 2025, which includes a net unrealized loss of $1.7 million, as a result of the change in fair value of our interest rate swap derivatives and a net realized gain of $3.1 million on interest rate swap settlements in the period.

Net income for the fourth quarter 2025 was $21.6 million and basic earnings per share were $0.40, compared to a net income of $16.8 million and basic earnings per share of $0.31 for the third quarter 2025. Adjusted net income2 was $23.3 million for the fourth quarter 2025, compared to $23.5 million for the third quarter 2025.

As of December 31, 2025, the book value of vessels was $2,102.5 million, compared to $2,119.2 million as at September 30, 2025. The movement includes depreciation of $19.6 million and additions of $3.0 million in relation to vessel drydockings.

As of December 31, 2025, total long-term debt was $1,848.2 million, compared to $1,874.6 million as at September 30, 2025. The decrease in debt is due to the regular debt repayments which occurred during the fourth quarter 2025.

Cash and cash equivalents as of December 31, 2025 was $447.6 million. This includes fully drawn revolving tranches under the $270 Million Facility, $290 Million Facility and the Flex Enterprise $150 Million Facility.

As at December 31, 2025, total equity was $719.3 million compared to $738.3 million as at September 30, 2025. This decrease in equity mainly consists of distributions paid of $40.6 million, offset by net income of $21.6 million.
1 $85.4 million excluding EUAs.
2 TCE rate, Adjusted net income and Opex per day are non-GAAP measures as defined under SEC Regulation G. A reconciliation to the most directly comparable GAAP measure is included at the end of this earnings report.

3	Flex LNG Ltd. Fourth Quarter Results 2025

Business Update and Fleet Overview
Flex Volunteer completed her scheduled drydocking in January 2026, following the redelivery from her long-term charter. She is currently being marketed for short and long-term contracts. Flex Freedom and Flex Vigilant are scheduled for docking in the first quarter and the second quarter of 2026.

The charterer of Flex Aurora elected not to utilize their extension option, and the vessel is expected to be re-delivered from the existing contract late in the first quarter of 2026. Following the re-delivery, the vessel will be marketed for short and long-term contracts.

Flex Artemis operated in the spot market during the quarter and is expected to continue trading in the spot market, while being marketed for short and long-term contracts.

Flex Constellation currently operates on a short-term charter contract and she is scheduled to commence the new 15-year time charter in early March 2026 in direct continuation of the current charter.

At the date of this report, the firm contract coverage is 77.6% for the remainder of 2026, and the aggregate firm contract backlog for the fleet is 50 years, which could increase to 75 years including extension options.

We achieved technical uptime on our vessels of 100% in the fourth quarter 2025 . The following table sets forth an overview of our fleet as of February 11, 2026:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	HO	173,400	MEGI+PRS	0.075%	Q1 2032	Q1 2033
Flex Enterprise	2018	HO	173,400	MEGI+PRS	0.075%	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2041	Q1 2043
Flex Courageous	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2027	Q1 2039
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q1 2026	NA
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q2 2029	NA
Flex Artemis	2020	HO	173,400	MEGI+FRS	0.035%	NA	NA
Flex Resolute	2020	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2039
Flex Freedom	2021	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	NA	NA
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q2 2031	Q2 2033
(1) As used in this report, "HO" means Hanwha Ocean (formerly known as Daewoo Ship building and Marine Engineering Co. Ltd.), "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each shipyard is located in South Korea.
(2) "MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full Re-liquefaction Systems or Partial Re-liquefaction Systems, respectively.
(3) The expiration of our charters is considered the firm period known to the Company as of February 11, 2026, however these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
(4) Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.

4	Flex LNG Ltd. Fourth Quarter Results 2025

LNG Market Update
Shipping market conditions remained volatile in 2025, with high tonnage availability acting as the dominant bearish factor through much of the year. Oversupply resulted in the widespread layup and prolonged idleness of steam and TFDE vessels, gradually eroding effective capacity. This attrition supported a partial rebalancing in the second half of 2025, contributing to a sharp but short-lived rally in the fourth quarter 2025, during which two-stroke spot rates briefly reached $125,000/day. The rally was supported by stronger U.S. exports and incremental Nigerian and Algerian cargoes, tightening prompt Atlantic availability. However, rising relet volumes quickly weighed on rates. Average spot rates for modern two-stroke vessels in FY2025 were around $37,000/day, down from $53,000/day in 2024, and are currently quoted near $20,000/day. The recent decline reflects continued vessel oversupply and temporary disruptions to U.S. LNG exports, including feedgas shortages and weather-related outages.

Of the 18 newbuilds ordered in the fourth quarter 2025 for delivery in the second half of 2028–2029, around 13 are secured on 10–20 year contracts, with five uncommitted. Full-year contracting slowed materially, with 35 new orders versus 79 in 2024. Korean yard prices are quoted at around $250 million per vessel, with Chinese yards offering a $10–20 million discount.

Fleet growth accelerated in 2025, with 79 deliveries versus 60 in 2024, including 23 in the fourth quarter 2025. A further 6 vessels were delivered in January 2026, leaving an orderbook of ~285 vessels (~39% of the fleet). Shipbrokers expect 90–95 deliveries in 2026, with 35–40 vessels uncommitted. Weak trading for older steam vessels accelerated fleet rationalization, with a record 15 recyclings in 2025. This trend is expected to continue in 2026, partially offsetting newbuild inflows.

On the LNG cargo side, global supply growth accelerated to 4.0% in 2025, the fastest pace in three years, reaching a record 429 million tons ("MT"). Incremental volumes were skewed toward the Atlantic Basin, driven primarily by North American capacity additions and optimisation. The rapid ramp-up of Plaquemines LNG, alongside new supply from LNG Canada, Altamira, and Corpus Christi Midscale, accounted for the majority of the net growth, while debottlenecking at Freeport pushed production above nameplate capacity. US LNG exports increased by 22 MT year-on-year. Outside North America, supply growth was limited, with Russian exports declining by 2 MT due to sanctions-related constraints, Egyptian exports remaining subdued due to domestic demand, and Australian exports falling by 3.5 MT amid heavy maintenance.

LNG import growth closely mirrored the export profile, with the Atlantic Basin absorbing most incremental volumes. Europe emerged as the primary demand centre, importing a record 125.3 MT, equal to 24 MT year-on-year growth, as low storage levels and the replacement of Russian flows increased LNG reliance, particularly from the US. In contrast, Chinese LNG imports declined 15 MT year-on-year due to higher pipeline imports, rising domestic production, and mild weather, reducing Pacific trade flows. Excluding China, Asian demand was broadly flat, with gains in smaller markets offset by policy-driven and price-sensitive declines elsewhere. As a result, the alignment of Atlantic-based supply growth with Atlantic demand expansion limited tonne-mile growth in 2025, despite strong headline trade growth.

5	Flex LNG Ltd. Fourth Quarter Results 2025

Finance update
In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby floating rate has been swapped to a fixed rate of interest. As of December 31, 2025, the Company has fixed interest rates on an aggregate notional principal amount of $775.0 million. The interest rate swaps have a fixed rate of interest based on SOFR, with a weighted average fixed interest rate of 2.46% and a weighted average duration of 2.8 years.

Corporate matters
In December 2025, the Board appointed Marius Foss as Chief Executive Officer, having served as Interim CEO since September 2025. Mr. Foss previously served as Chief Commercial Officer of Flex LNG Management AS. Since joining Flex LNG in 2018, Mr. Foss has been instrumental in developing and executing the commercial strategy of Flex LNG. He brings more than 35 years of shipping experience from commercial management roles. Further information can be found on our website.

Fourth Quarter 2025 Results Presentation
Flex LNG will release its financial results for the fourth quarter 2025 on Wednesday February 11, 2026 .

In connection with the earnings release, we will host a video webcast at 3:00 p.m. CET (9:00 a.m. EST). In order to attend the webcast use the following link:
https://events.webcast.no/flexlng/IqCHF6PFRyOkoOhpdu6c/7Hlxwchac3AeITPoccLv

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website. None of the information contained on the Company's website is incorporated into or forms a part of this report.

6	Flex LNG Ltd. Fourth Quarter Results 2025

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "aim," "commit," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the Company’s business strategy and expected and unexpected capital spending and operating expenses, including drydocking, surveys, repairs, upgrades, insurance costs and bunker costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and

7	Flex LNG Ltd. Fourth Quarter Results 2025

safety concerns, potential liability from pending or future litigation, global and regional economic and political conditions and developments, armed conflicts, including the war between Russia and Ukraine, and possible cessation of such war in Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East, the Houthi attack in the Red Sea and Gulf of Aden, threats by Iran to close the Strait of Hormuz, trade wars, tariffs, embargoes and strikes, the impact of restrictions on trade, including the imposition of new tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the European Union on the United States, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, public health threats or political events, potential cybersecurity or other privacy threats and data security breaches, vessel breakdowns and instances of offhire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

Board of Directors of Flex LNG Ltd.
February 11, 2026

Ola Lorentzon
Chairman of the Board of Directors

Steen Jakobsen
Director

Nikolai Grigoriev
Director

Susan Sakmar
Director

Mikkel Storm Weum
Director

8	Flex LNG Ltd. Fourth Quarter Results 2025

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2025	2025	2024	2025	2024
Vessel operating revenues	87,537	85,680	90,934	347,637	356,349
Voyage expenses	(3,762)	(3,654)	(1,793)	(12,372)	(3,368)
Vessel operating expenses	(19,832)	(18,756)	(17,597)	(74,876)	(69,918)
Administrative expenses	(1,687)	(1,825)	(2,651)	(7,966)	(9,788)
Depreciation	(19,639)	(19,439)	(19,015)	(76,619)	(75,482)
Operating income	42,617	42,006	49,878	175,804	197,793
Interest income	981	975	1,471	4,088	4,467
Interest expense	(22,913)	(23,279)	(25,467)	(92,625)	(105,588)
Extinguishment costs of long-term debt	—	(2,439)	—	(4,069)	(637)
(Loss)/gain on derivatives	1,375	(186)	20,089	(7,448)	22,838
Foreign exchange (loss)/gain	(48)	(13)	(486)	439	(665)
Other financial items	(447)	(228)	(206)	(1,292)	(392)
Income before tax	21,565	16,836	45,279	74,897	117,816
Income tax expense	(15)	(18)	(62)	(82)	(132)
Net income	21,550	16,818	45,217	74,815	117,684

Earnings per share:
Basic	0.40	0.31	0.84	1.38	2.19
Diluted	0.40	0.31	0.84	1.38	2.18

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2025	2025	2024	2025	2024
Net income for the period	21,550	16,818	45,217	74,815	117,684
Total other comprehensive income/(loss)	—	—	—	—	—
Total comprehensive income	21,550	16,818	45,217	74,815	117,684

9	Flex LNG Ltd. Fourth Quarter Results 2025

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
	December 31,	September 30,	December 31,
	2025	2025	2024
ASSETS
Current assets
Cash and cash equivalents	447,632	478,726	437,154
Restricted cash	65	76	49
Inventory	9,004	7,784	4,824
Other current assets	46,234	53,548	31,666
Receivables due from related parties	340	158	686
Total current assets	503,275	540,292	474,379

Non-current assets
Derivative instruments	18,054	19,581	40,090
Vessels and equipment, net	2,102,495	2,119,184	2,154,465
Other fixed assets	—	—	5
Total non-current assets	2,120,549	2,138,765	2,194,560
Total Assets	2,623,824	2,679,057	2,668,939

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	109,629	108,182	106,708
Derivative instruments	604	415	—
Payables due to related parties	673	1,141	523
Accounts payable	10,508	9,238	2,002
Other current liabilities	44,412	55,348	49,544
Total current liabilities	165,826	174,324	158,777

Non-current liabilities
Long-term debt	1,738,578	1,766,372	1,703,529
Other non-current liabilities	163	85	—
Total non-current liabilities	1,738,741	1,766,457	1,703,529
Total Liabilities	1,904,567	1,940,781	1,862,306

Equity
Share capital (December 31, 2025, September 30, 2025 and December 31, 2024: 54,520,325 shares issued, par value $0.01 per share)	545	545	545
Treasury shares at cost (December 31, 2025: 427,949 (September 30, 2025 and December 31, 2024: 432,557))	(4,180)	(4,224)	(4,224)
Additional paid in capital	704,300	704,344	904,268
Contributed Surplus	221,268	261,837	183,535
Accumulated deficit	(202,676)	(224,226)	(277,491)
Total equity	719,257	738,276	806,633
Total Equity and Liabilities	2,623,824	2,679,057	2,668,939

10	Flex LNG Ltd. Fourth Quarter Results 2025

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2025	2025	2024	2025	2024

OPERATING ACTIVITIES
Net income	21,550	16,818	45,217	74,815	117,684
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	19,639	19,439	19,015	76,619	75,482
Extinguishment costs of long-term debt	—	2,439	—	4,069	637
Amortization of debt issuance costs	569	517	613	2,305	2,503
Equity settled share-based payments	—	—	54	76	1,063
Foreign exchange (gain)/loss	48	13	486	(439)	800
Change in fair value of derivative instruments	1,716	4,252	(14,951)	22,640	(1,838)
Drydocking expenditure	(2,950)	(8,189)	(1,745)	(24,643)	(12,645)
Other	—	(6)	2	7	(223)
Changes in operating assets and liabilities, net:
Inventory	(1,220)	(2,979)	144	(4,180)	267
Other current assets	7,314	(1,625)	5,698	(14,568)	(3,702)
Other non-current assets	—	3,487	—	—	—
Receivables due from related parties	(182)	357	71	346	100
Payables due to related parties	(468)	315	154	150	139
Accounts payable	1,270	6,773	(379)	8,506	(1,506)
Other current liabilities	(10,936)	(965)	(2,095)	(5,131)	4,038
Other non-current liabilities	78	(3,408)	—	163	—
Net cash provided by operating activities	36,428	37,238	52,284	140,736	182,799

INVESTING ACTIVITIES
Purchase of other fixed assets	—	—	—	—	(4)
Net cash used in investing activities	—	—	—	—	(4)

FINANCING ACTIVITIES
Repayment of long-term debt	(26,783)	(24,109)	(22,914)	(105,180)	(102,440)
Proceeds from revolving credit facilities	413,675	388,675	383,675	1,649,700	1,268,675
Repayment of revolving credit facilities	(413,675)	(388,675)	(383,675)	(1,649,700)	(1,518,675)
Prepayment of long-term debt	—	(257,902)	—	(387,514)	(80,769)
Proceeds from long-term debt	—	355,000	160,000	530,000	430,000
Extinguishment costs paid on long-term debt	—	(648)	—	(1,296)	—
Proceeds from termination of derivative instruments	—	—	(408)	—	10,169
Financing costs	(133)	(2,936)	(279)	(4,421)	(2,801)
Proceeds from distribution of treasury shares	—	—	—	—	1,909
Dividends paid	(40,569)	(40,566)	(40,566)	(162,267)	(161,674)
Net cash provided by/ (used in) financing activities	(67,485)	28,840	95,833	(130,678)	(155,606)

Effect of exchange rate changes on cash	(48)	(13)	(487)	435	(530)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(31,105)	66,065	147,630	10,494	26,659

Cash, cash equivalents and restricted cash at the beginning of the period	478,802	412,737	289,573	437,203	410,544
Cash, cash equivalents and restricted cash at the end of the period	447,697	478,802	437,203	447,697	437,203

11	Flex LNG Ltd. Fourth Quarter Results 2025

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the year ended December 31, 2025:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity

At January 1, 2025	54,087,768	545	(4,224)	904,268	183,535	(277,491)	806,633
Equity settled share-based payments	—	—	—	53	—	—	53
Net income	—	—	—	—	—	18,728	18,728
Dividends paid	—	—	—	—	(40,566)	—	(40,566)
At March 31, 2025	54,087,768	545	(4,224)	904,321	142,969	(258,763)	784,848
Transfer to contributed surplus	—	—	—	(200,000)	200,000	—	—
Equity settled share-based payments	—	—	—	23	—	—	23
Net income	—	—	—	—	—	17,719	17,719
Dividends paid	—	—	—	—	(40,566)	—	(40,566)
At June 30, 2025	54,087,768	545	(4,224)	704,344	302,403	(241,044)	762,024
Net income	—	—	—	—	—	16,818	16,818
Dividends paid	—	—	—	—	(40,566)	—	(40,566)
At September 30, 2025	54,087,768	545	(4,224)	704,344	261,837	(224,226)	738,276
Distributed treasury shares	4,608	—	44	(44)	—	—	—
Net income	—	—	—	—	—	21,550	21,550
Dividends paid	—	—	—	—	(40,569)	—	(40,569)
At December 31, 2025	54,092,376	545	(4,180)	704,300	221,268	(202,676)	719,257

12	Flex LNG Ltd. Fourth Quarter Results 2025

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the year ended December 31, 2024:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity

At January 1, 2024	53,736,318	5,452	(7,560)	1,204,634	—	(354,873)	847,653
Equity settled share-based payments	—	—	—	358	—	—	358
Net income	—	—	—	—	—	33,224	33,224
Dividends paid	—	—	—	—	—	(40,302)	(40,302)
At March 31, 2024	53,736,318	5,452	(7,560)	1,204,992	—	(361,951)	840,933
Transfer arising from change in par value of shares	—	(4,907)	—	—	4,907	—	—
Transfer to contributed surplus	—	—	—	(300,000)	300,000	—	—
Distributed treasury shares	134,514	—	1,297	(413)	—	—	884
Equity settled share-based payments	—	—	—	363	—	—	363
Net income	—	—	—	—	—	21,835	21,835
Dividends paid	—	—	—	—	(40,403)	—	(40,403)
At June 30, 2024	53,870,832	545	(6,263)	904,942	264,504	(340,116)	823,612
Distributed treasury shares	216,936	—	2,039	(1,015)	—	—	1,024
Equity settled share-based payments	—	—	—	287	—	—	287
Net income	—	—	—	—	—	17,408	17,408
Dividends paid	—	—	—	—	(40,403)	—	(40,403)
At September 30, 2024	54,087,768	545	(4,224)	904,214	224,101	(322,708)	801,928
Equity settled share-based payments	—	—	—	54	—	—	54
Net income	—	—	—	—	—	45,217	45,217
Dividends paid	—	—	—	—	(40,566)	—	(40,566)
At December 31, 2024	54,087,768	545	(4,224)	904,268	183,535	(277,491)	806,633

13	Flex LNG Ltd. Fourth Quarter Results 2025

APPENDIX A - Supplemental Financial Information

(A) Vessels and equipment, net
Movements in the year ended December 31, 2025 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Drydocks	Total

Cost
At January 1, 2025	2,467,470	50,859	2,518,329
Additions	—	24,650	24,650
Disposals	—	(10,000)	(10,000)
At December 31, 2025	2,467,470	65,509	2,532,979

Accumulated depreciation
At January 1, 2025	(341,275)	(22,590)	(363,865)
Charge	(65,723)	(10,896)	(76,619)
Disposals	—	10,000	10,000
At December 31, 2025	(406,998)	(23,486)	(430,484)

Net book value
At January 1, 2025	2,126,195	28,269	2,154,465
At December 31, 2025	2,060,472	42,023	2,102,495

(B) Capital commitments

As of December 31, 2025, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:

(figures in thousands of $)
	Sale and leaseback	Period repayment	Balloon repayment	Total
1 year	51,247	60,367	—	111,614
2 years	44,855	68,938	—	113,793
3 years	46,348	69,756	—	116,104
4 years	47,924	51,125	290,154	389,203
5 years	49,584	39,021	180,000	268,605
Thereafter	542,073	319,216	—	861,289
Total	782,031	608,423	470,154	1,860,608

Sale and leasebacks are classified as financing arrangements, and includes loan amortization and the final amounts payable in connection with repurchase obligations payable at the end of their respective charters.

14	Flex LNG Ltd. Fourth Quarter Results 2025

(C) Long-term debt

As of December 31, 2025, the Company's long-term debt obligations, net of debt issuance costs, are summarized as follows;

(figures in thousands of $)
Facility Name	Type	Maturity Date	Current portion	Non-current portion	Total
Flex Enterprise $150 Million Facility	Term and revolving	June, 2029	9,743	108,104	117,847
$290 Million Facility	Term and revolving	March, 2029	14,271	235,063	249,334
$270 Million Facility	Term and revolving	February, 2030	16,104	236,682	252,786
$330 Million Sale and Leaseback	Sale and leaseback	February, 2035	16,714	260,163	276,876
Flex Volunteer Sale and Leaseback	Sale and leaseback	December, 2031	7,619	122,452	130,071
Flex Rainbow Sale and Leaseback	Sale and leaseback	February, 2033	9,382	144,619	154,001
Flex Endeavour Sale and Leaseback	Sale and leaseback	June, 2034	8,161	140,949	149,110
Flex Courageous Sale and Leaseback	Sale and leaseback	July, 2035	8,865	161,113	169,979
Flex Resolute Sale and Leaseback	Sale and leaseback	November, 2035	8,928	163,368	172,296
Flex Constellation $180 Million Facility	Term	March, 2041	9,841	166,065	175,906
			109,629	1,738,578	1,848,207

(D) Derivative Instruments

Our interest rate swap contracts as of December 31, 2025, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)	Notional principal	Weighted Average Duration	Weighted Average Fixed Interest Rate	Interest Rate Benchmark
Receiving floating, pay fixed	775,000	2.8 years	2.46%	SOFR

Movements in the year ended December 31, 2025 for the derivative instrument assets and liabilities is summarized as follows:

(figures in thousands of $)

	Derivative Instrument Asset	Derivative Instrument Liability	Total
At January 1, 2025	40,090	—	40,090
Change in fair value of derivative instruments	(22,036)	(604)	(22,640)
At December 31, 2025	18,054	(604)	17,450
Gain/(Loss) on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2025	2025	2024	2025	2024
Change in fair value of derivative instruments	(1,716)	(4,252)	14,951	(22,640)	1,838
Realized gain on derivative instruments	3,091	4,066	5,138	15,192	21,000
Gain/(Loss) on derivatives	1,375	(186)	20,089	(7,448)	22,838

15	Flex LNG Ltd. Fourth Quarter Results 2025

APPENDIX B - Reconciliation of Non-GAAP Measures

In this appendix we present additional information and measures intended to supplement investors’ understanding of our operating performance, by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. These measures are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to our operating performance or liquidity calculated in accordance with U.S. GAAP. Our management considers these measures to be useful to investors, because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to that of our peers. Additionally, our management use these measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions used by us may not be comparable to similar measures used by other companies.

(A) Reconciliation of Net Income to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income plus net interest expense, write-off of debt issuance costs, income tax expense / (benefit) and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers.
The table below reconciles net income, the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2025	2025	2024	2025	2024
Net income	21,550	16,818	45,217	74,815	117,684
Interest income	(981)	(975)	(1,471)	(4,088)	(4,467)
Interest expense	22,913	23,279	25,467	92,625	105,588
Write-off of unamortized debt issuance costs	—	1,791	—	2,773	637
Income tax expense	15	18	62	82	132
Depreciation	19,639	19,439	19,015	76,619	75,482
EBITDA	63,136	60,370	88,290	242,826	295,056
Extinguishment costs paid on long-term debt	—	648	—	1,296	—
(Gain)/loss on derivatives	(1,375)	186	(20,089)	7,448	(22,838)
Foreign exchange (gain)/loss	48	13	486	(439)	665
Adjusted EBITDA	61,809	61,217	68,687	251,131	272,883

16	Flex LNG Ltd. Fourth Quarter Results 2025

(B) Reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, fees in relation to the extinguishment of long-term debt, foreign exchange gains/loss and Change in assets/liabilities of derivative instruments. Adjusted Earnings Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for the above items, divided by the weighted average number of shares outstanding. We believe that adjusted net income and adjusted EPS assist our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares.

(Unaudited figures in thousands of $, except per share data)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2025	2025	2024	2025	2024
Net income	21,550	16,818	45,217	74,815	117,684
Extinguishment costs of long-term debt	—	2,439	—	4,069	637
Change in assets/liabilities of derivative instruments	1,716	4,252	(14,951)	22,640	8,739
Foreign exchange (gain)/loss	48	13	486	(439)	665
Adjusted net income	23,314	23,522	30,752	101,085	127,725

Weighted average number of ordinary shares	54,091,424	54,087,768	53,939,768	54,088,689	53,851,304
Denominator for diluted earnings per share	54,091,424	54,095,710	53,956,023	54,088,689	54,028,952

Adjusted basic earnings per share	0.43	0.43	0.57	1.87	2.37
Adjusted diluted earnings per share	0.43	0.43	0.57	1.87	2.36

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet. TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. We define TCE income as vessel operating revenues less voyage expenses. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled drydockings or special or intermediate surveys and lay-ups, if any.

17	Flex LNG Ltd. Fourth Quarter Results 2025

The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2025	2025	2024	2025	2024
Vessel operating revenues	87,537	85,680	90,934	347,637	356,349
Less:
Voyage expenses	(3,762)	(3,654)	(1,793)	(12,372)	(3,368)
Time charter equivalent income	83,775	82,026	89,141	335,265	352,981
Fleet onhire days	1,195	1,157	1,184	4,674	4,711
Time charter equivalent rate	70,119	70,921	75,319	71,728	74,927

(D) Reconciliation of Vessel operating expenses to Operating Expenses per day

Operating Expenses ("Opex") per day represents the weighted average daily vessel operating expenses of our entire operating fleet. Opex per day is a measure of the average daily operating performance. Our method of calculating Opex per day is determined by dividing vessel operating expenses by the available days during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. Consistent with general practice in the shipping industry, we use Opex per day as a measure to compare Opex to compare the relative performance of the Companies technical performance with other industry peers.
The table below reconciles Vessel Operating Expenses to Opex per day.

(Unaudited figures in thousands of $, except for opex per day and available days)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2025	2025	2024	2025	2024
Vessel operating expenses	(19,832)	(18,756)	(17,597)	(74,876)	(69,918)

Available days	1,196	1,196	1,196	4,745	4,758
Opex per day	(16,582)	(15,682)	(14,713)	(15,780)	(14,695)

18	Flex LNG Ltd. Fourth Quarter Results 2025